7 DAYS GROUP HOLDINGS LIMITED ANNOUNCES CHANGES
TO BOARD OF DIRECTORS

GUANGZHOU, PRC — November 19, 2010 — 7 Days Group Holdings Limited (NYSE: SVN) (“7 Days” or the “Company”), a leading economy hotel chain based in China, announced today that Minjian Shi, a member of its Board of Directors, has resigned from his position as a director of the company and a member of the Audit Committee, effective November 19, 2010. The Board of Directors has appointed Tao Thomas Wu as a member of the Board of Directors and a member of the Audit Committee, effective November 19, 2010.

Mr. Tao Thomas Wu has over 15 years’ experience in finance, and has been serving Noah Holdings Limited as its chief financial officer since March 2010. Prior to joining Noah Holdings Limited, from March 2007 to February 2010, Mr. Wu was a senior portfolio manager at Alliance Bernstein L.P. based in San Francisco and New York, where he served many Asian institutional clients and retail partners. Prior to that, he was a senior high yield analyst at Moody’s Investors Services based in New York from February 2005 to March 2007, a senior vice president at the investment banking division of Development Bank of Singapore based in Hong Kong from 2001 to 2005 and a vice president at the mergers and acquisitions division at J.P. Morgan & Company from 1994 to 2001. Mr. Wu received his master’s degree in public administration from Syracuse University in 1992 and his bachelor’s degree in Mathematics from Grinnell College in May 1987.

“We highly appreciate Mr. Shi’s dedication and contribution to 7 Days’ fast growth over the years. We wish him all the best in his future endeavors,” said Mr. Boquan He, 7 Days’ Chairman. “On behalf of the entire Board, I would like to welcome Mr. Wu to the Board. We believe his extensive experience as well as valuable expertise will be of great benefit to the Company.”

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand.  The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value-conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Safe-Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. Among other things, the statements relating to the Company’s expected progress on the new product portfolio may contain forward-looking statements. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus as filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission

For more information, please contact:

    Investor Contact:
    Vivian Chen, Investor Relations Senior Manager
    7 Days Group Holdings Limited
    Tel:   +86-20-8922-5858
    Email: IR@7daysinn.cn

    Investor Relations (HK):
    Ruby Yim, Managing Director
    Taylor Rafferty
    Tel:   +852-3196-3712

    Investor Relations (US):
    Mahmoud Siddig, Director
    Taylor Rafferty
    Tel:   +1-212-889-4350